

02017719

333-82318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000.

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File Number 1-08164

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

> Novo Nordisk Pharmaceuticals 401(k) Savings Plan
> 100 College Road West
> Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

> Novo Nordisk A/S
> Novo Allé
> DK-2880 Bagsvaerd
> Denmark

PROCESSED

MAR 1 1 2002

THOMSON
FINANCIAL

Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2000 and 1999

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Table of Contents to Financial Statements and Additional Information
December 31, 2000 and 1999

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PriceWaterhouseCoopers 🅟

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of
Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 11, 2002

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Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Statement of Net Assets Available for Benefits
As of December 31, 2000 and 1999

	2000	1999
Investments, at fair value:		
Trust funds	$ 43,943,916	$ 36,084,221
Common stock	16,477,946	13,327,623
Investments, at contract value:		
Trust funds	5,250,961	5,353,047
Participant notes receivable	1,013,652	1,073,752
	66,686,475	55,838,643
Receivables:		
Employers' contributions	47,936	97,020
Participants' contributions	32,077	66,502
Interest	758	3,575
	80,771	167,097
Cash	5,196	115,417
Net assets available for benefits	$ 66,772,442	$ 56,121,157

The accompanying notes are an integral part of these financial statements.

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999

	2000	1999
Additions to net assets:		
Investment income		
Net gain from trust funds	$ 2,419,506	$ 420,634
Dividends	-	10,285
Interest	1,767,016	459,143
Net appreciation/(depreciation) on common stock	982,375	(707,650)
	5,168,897	182,412
Contributions		
Employers	4,402,794	3,658,848
Participants	3,876,999	3,272,895
Participants' rollover	633,315	457,589
	8,913,108	7,389,332
Transfers from related company's plan	2,618,183	-
Total additions	16,700,188	7,571,744
Deductions from net assets:		
Withdrawals/distributions	(6,048,903)	(4,484,028)
Total deductions	(6,048,903)	(4,484,028)
Net increase	10,651,285	3,087,716
Net assets at beginning of year	56,121,157	53,033,441
Net assets at end of year	$ 66,772,442	$ 56,121,157

The accompanying notes are an integral part of these financial statements.

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk Pharmaceuticals, Inc., Novo Nordisk of North America, Inc. ("NNNA"), and Novo Nordisk Pharmaceutical Industries, Inc. (the "Companies"), who have three months of service. Novo Nordisk of North America, Inc. was added to the Plan during 2000 with an initial transfer of $2.6 million. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may contribute up to 15% of their annual compensation on both a before-tax and after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may rollover interests from prior employers' qualified plans.

The Companies may make discretionary contributions. In 2000 and 1999, such cash contributions represented 8% of each participant's annual compensation. The Companies also made additional contributions of 1% of the annual compensation of those participants who contributed at least 2% on a before-tax basis.

Vesting

Company contributions to participants' account vest according to the following schedule:

Years of Service	Vesting %
Less than 1	0%
1	33%
2	66%
3 or more	100%

Participants are 100% vested in their own contributions.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Companies' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Participant Notes Receivable

Under the terms of the Plan, participants may borrow up to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans at issue date.

Notes to Financial Statements

Withdrawals or Distributions
On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59 1/2. Withdrawals or distributions approved but not yet paid to participants at December 31, 2000 and 1999 were $0.

Plan Termination
Although no intention to do so has been expressed, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   **Summary of Accounting Policies**

Method of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Investments
Common stock is valued at its quoted market price. The various trust fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The value of the various trust funds, which are invested in short-term investments or guaranteed investments, are valued at contract value, which approximates fair value. Participant loans are valued at contract value, which approximates fair value.

Investment Income
Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a combination of diversified funds. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Notes to Financial Statements

3.   Income Tax

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the Internal Revenue Code section 401 (a) and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated January 28, 2000. The Companies believe that the Plan continues to be designed and operated in compliance with the Internal Revenue Code.

4.   Investments

The Plan's investments are held by Schwab Retirement Plan Services ("Schwab"). The following table presents the Plan's investments as of December 31, 2000 and 1999 that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2000	**1999**
Investments at fair value:		
Trust funds:		
INVESCO Total Return Fund	$5,977,184	$10,001,279
Janus Fund	4,884,097	-
Kemper-Dreman High Return Equity	10,746,228	9,954,293
MFS Mass Inv. Growth Stock Fund	7,967,063	6,060,109
Schwab S&P 500 – Investor SHS	5,270,320	6,172,633
Common stocks:		
Novo Nordisk A/S, American Depository Shares	13,502,534	10,427,696
Bristol-Myers Squibb Company, Common Stock	2,975,412 *	2,899,927
Investments at contract value:		
Trust funds:		
Schwab Value Advantage Fund	5,248,839	5,351,244

* Balance was greater than 5% at December 31, 1999 only.

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Schedule of Assets (Held at End of Year) as of December 31, 2000

	Cost	Fair Value
Investments at fair value:		
Trust funds:		
Europacific Growth Fund	**	$ 1,600,748
Janus Fund	**	4,884,097
Franklin US Gov't Securities	**	1,762,556
GAM International Fund	**	929,519
INVESCO Total Return Fund	**	5,977,184
Kemper-Dreman High Return Equity	**	10,746,228
MFS Mass Inv. Growth Stock Fund	**	7,967,063
Safeco Growth Fund	**	1,234,066
* Schwab Asset Dir Balanced Growth Fund	**	1,238,741
* Schwab Asset Dir Conservative Growth Fund	**	580,008
* Schwab Asset Dir High Growth Fund	**	1,753,385
* Schwab S&P 500 – Investor SHS	**	5,270,320
		43,943,915
Common stocks:		
* Novo Nordisk A/S, American Depository Shares	**	13,502,534
Bristol-Myers Squibb Company, Common Stock	**	2,975,412
		16,477,946
Investments at contract value:		
Trust funds:		
* Schwab Gov't Money Fund	**	262
* Schwab US Treasury Money Fund	**	1,861
* Schwab Value Advantage Fund	**	5,248,839
		5,250,962
* Participant notes receivable		1,013,652
Total investments		$ 66,686,475

* Party-in-interest.

** Cost information not required for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Novo Nordisk Pharmaceuticals, Inc.

By: _____

Martin Soeters
President

Date: __2/11/2002__

EXHIBIT INDEX

EXHIBIT 23.1

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Novo Nordisk A/S of our report dated February 11, 2002 relating to the financial statements of Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, NJ
February 21, 2002

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